Guidance Securities, LLC

Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 Under the
Securities Exchange Act of 1934
As of and for the year ended December 31, 2018

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2018_____ AND ENDING _____12/31/2018_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guidance Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

11107 Sunset Hills Road, Suite 200
_____
                                    (No and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Gainor   703-885-0824
_____
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
_____
                   (Name – if individual, state last, first, middle name)

1800 Tysons Blvd	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Thomas Gainor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guidance Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/Chief Compliance Officer/General Counsel

Title

Notary Public

CARLA M. SOLINSKY
NOTARY PUBLIC
REG. # 7561[illegible]
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES 10/31/2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Supplemental Information


pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Member of Guidance Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Guidance Securities, LLC (the "Company") as of December 31, 2018, and the related statements of operations, member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I ("Computation of Net Capital") and Schedule II ("Computation for Determination of Reserve Requirements") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I ("Computation of Net Capital") and Schedule II ("Computation for Determination of Reserve Requirements") are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP, 1800 Tysons Blvd, McLean, VA 22102
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us



pwc

Emphasis of Matter

The Company is a wholly owned subsidiary of Guidance Financial Group, LLC, which is a wholly owned subsidiary of CG (IFS), Inc. As disclosed in Note 4 of the financial statements, the Company has transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the company operated independently.

PricewaterhouseCoopers LLP

McLean, Virginia
February 22, 2019

We have served as the Company's auditor since 2003.

GUIDANCE SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2018

		2018
Assets		
Cash	$	10,625
Prepaid expenses		825
Deposits		1,011
Total assets	$	12,461
Liabilities and member's equity		
Accounts payable	$	1,450
Accrued expenses and other liabilities		1,540
Total liabilities		2,990
Commitment and contingencies (Note 5)		-
Member's equity		
Member's equity		296,000
Accumulated deficit		(286,529)
Total member's equity		9,471
Total liabilities and member's equity	$	12,461

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Operations
For the year ended December 31, 2018

		2018
Revenue		
Total revenue	$	-
Expenses		
Professional fees		30,154
Other operating expenses		5,372
Total expenses		35,526
Net loss	$	(35,526)

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Member's Equity
For the year ended December 31, 2018

	Member's Equity	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2017	$ 259,000	$ (251,003)	$ 7,997
Capital contributions	37,000	-	37,000
Net loss	-	(35,526)	(35,526)
Balance at December 31, 2018	$ 296,000	$ (286,529)	$ 9,471

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2018

		2018
Cash flows from operating activities		
Net loss	$	(35,526)
Adjustments to reconcile net loss to net cash used for operating activities:		
Increase (decrease) in:		
Prepaid expenses		(114)
Deposits		25
Accounts payable		(48)
Net cash used for operating activities		(35,663)
Cash flows from financing activities		
Contribution from member		37,000
Net cash provided from financing activities		37,000
Net increase in cash and cash equivalents		1,337
Cash and cash equivalents, beginning of year		9,287
Cash and cash equivalents, end of year	$	10,625

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Guidance Securities, LLC (the "Company") is headquartered in Reston, Virginia. The Company is a Delaware limited liability company formed on March 25, 2002, and is a wholly-owned subsidiary of Guidance Financial Group, LLC (the "Parent") which is a wholly-owned subsidiary of CG (IFS), Inc. The Company was formed to distribute financial products and services to certain investors in the United States.

   The Company was capitalized on March 25, 2002 by a $10,000 capital contribution from the Parent. The Company is dependent upon borrowings and capital contributions from the Parent to fund operating activities.

   The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and intends to provide distribution services for an affiliate, Guidance Investments Mutual Funds, which will be advised by another affiliate, Guidance Investments, LLC. As of and for the year ended December 31, 2018 the Company did not carry securities accounts for customers or perform custodial functions relating to customer activities.

2. **Significant Accounting Policies**

   The accounting and reporting policies at the Company conform to accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

   The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

   Cash
   Cash consists of deposits with banks with a maturity of three months or less when purchased. The Company maintains its own cash accounts, which are periodically funded with capital contributions from its member.

   Deposits
   Deposits consist of amounts deposited with FINRA. These deposits may be drawn down from time to time by FINRA in satisfaction of license and other Company expenses owed to them.

Due to affiliates

Due to affiliates balance consists of operating expenses paid by affiliates on behalf of the Company and is included in Accrued expenses and other liabilities. As of December 31, 2018, the Company owed $40 to its affiliates.

Income taxes

The accompanying financial statements contain no provision for federal and state income taxes. In accordance with the Internal Revenue Code and the Company's operating agreement, all federal and state income tax liabilities and/or tax benefits are passed through to the equity member. The Company's tax return and the amount of allocable Company profits or losses are subject to examination by federal and state taxing authorities. If such changes result in changes to the Company's profits and losses, the tax liability of the member could be changed accordingly.

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1.

At December 31, 2018, the Company had net capital of $7,634 which was $2,634 in excess of its required capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 2,990:7,634.

4. **Related-Party Transactions**

The Company is a member of a group of affiliated entities. Certain employees of the Parent have been authorized to act for and on behalf of the Company as may be necessary to carry out its functions. The Parent, per an Expense Reimbursement Agreement, has agreed to assume liability for certain indirect expenses incurred by the Company.

5. **Commitments and Contingencies**

There were no material commitments or contingencies as of and for the year ended December 31, 2018.

6.   **Subsequent Events**

For purposes of these financial statements, subsequent events have been evaluated from January 1, 2019 through February 22, 2019, which is the date that the financial statements were available to be issued. During this period the Company did not identify any material recognizable subsequent events.

Supplemental Information

GUIDANCE SECURITIES, LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Schedule I

	2018
Total aggregate indebtedness	$ 2,990
Net capital:	
Total member's equity	$ 9,471
Non-allowable assets:	
Prepaid expenses	(825)
Deposits	(1,011)
Net capital	$ 7,634
Ratio of aggregate indebtedness to net capital	2,990:7,634
Computation of basis net capital requirement:	
Minimum net capital required	
(6.67% of aggregate indebtedness)	$ 199
Minimum dollar net capital required	
for introducing broker-dealer	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 2,634

GUIDANCE SECURITIES, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2018

Schedule II

The Company does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is claiming exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.



Report of Independent Registered Public Accounting Firm

To the Management of Guidance Securities, LLC:

We have reviewed Guidance Securities, LLC's assertions, included in the accompanying Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1 to December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1 to December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

McLean, Virginia
February 22, 2019

PricewaterhouseCoopers LLP, 1800 Tysons Blvd, McLean, VA 22102
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

GUIDANCE SECURITIES, LLC

Exemption Report

Guidance Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) from January 1, 2018 to December 31, 2018 without exception.

Guidance Securities LLC

I, Thomas Gainor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Thomas Gainor, President

Date: 2/6/19